SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Anterix Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

03676C100
(CUSIP Number)

Eleazer Klein, Esq.
Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2019
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON OWL CREEK I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,684
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,684
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 138,684
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS OWL CREEK II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,015,175
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,015,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,015,175
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS OWL CREEK OVERSEAS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,075,485
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,075,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,075,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS OWL CREEK SRI MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 186,640
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 186,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 186,640
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS OWL CREEK CREDIT OPPORTUNITIES MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 582,207
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 582,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 582,207
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS OWL CREEK SPECIAL SITUATIONS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 580,519
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 580,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 580,519
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS OWL CREEK ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,316,585
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,316,585
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,316,585
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS OWL CREEK ASSET MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,578,710
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,578,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,578,710
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 10 of 14 Pages

1	NAME OF REPORTING PERSONS JEFFREY A. ALTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,578,710
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,578,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,578,710
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 11 of 14 Pages

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed on August 30, 2019 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Anterix Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment amends Items 3 and 5(a)-(c) as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Items 3 of the Schedule 13D is hereby amended and restated in its entirety by the following:

The Reporting Persons expended an aggregate of approximately $151,519,525 to purchase the 4,578,710 shares of Common Stock. Such shares of Common Stock were acquired with investment funds of the Owl Creek Funds and margin borrowings described in the following sentence. Such shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entireties by the following:

(a)       See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 17,075,836 shares of Common Stock outstanding as of August 2, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on August 8, 2019.

(b)       See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)       The transactions in the shares of Common Stock by the Reporting Persons since the filing of the Original Schedule are set forth in Schedule A, and are incorporated herein by reference.

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2019

JEFFREY A. Altman

/s/ Jeffrey A. Altman
Jeffrey A. Altman, (i) individually, (ii) as managing member of Owl Creek Advisors, LLC, (x) for itself and (y) as general partner of Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Credit Opportunities Master Fund, L.P. and Owl Creek Special Situations Fund, L.P. and (iii) as managing member of the general partner of Owl Creek Asset Management, L.P., (x) for itself and (y) as investment manager to Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Master Fund, Ltd., Owl Creek SRI Master Fund, Ltd., Owl Creek Credit Opportunities Master Fund, L.P. and Owl Creek Special Situations Fund, L.P.

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 13 of 14 Pages

SCHEDULE A

Transactions in the shares of Common Stock of the Issuer
Since the Filing of the Original Schedule 13D

The following tables set forth all transactions in the shares of Common Stock effected since the filing of the Original Schedule 13D by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Owl Creek I

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
09/10/2019	300	37.78
09/10/2019	100	37.95
09/11/2019	500	39.50
09/11/2019	300	40.37
09/12/2019	100	39.85
09/12/2019	200	39.89
09/13/2019	200	39.44
09/16/2019	900	39.40
09/19/2019	100	39.47
09/20/2019	36	38.92

Owl Creek II

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
09/10/2019	2,200	37.78
09/10/2019	800	37.95
09/10/2019	300	37.65
09/10/2019	200	37.74
09/11/2019	3,800	39.50
09/11/2019	2,400	40.37
09/12/2019	800	39.85
09/12/2019	1,300	39.89
09/13/2019	1,500	39.44
09/16/2019	5,800	39.40
09/17/2019	100	39.20
09/18/2019	300	39.40
09/19/2019	300	39.47
09/20/2019	433	38.92

Owl Creek Overseas

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
09/10/2019	4,700	37.78
09/10/2019	1,600	37.95
09/10/2019	700	37.65
09/10/2019	400	37.74
09/11/2019	8,200	39.50

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 14 of 14 Pages

09/11/2019	5,100	40.37
09/12/2019	1,800	39.85
09/12/2019	2,700	39.89
09/13/2019	3,300	39.44
09/16/2019	12,700	39.40
09/17/2019	300	39.20
09/18/2019	700	39.40
09/19/2019	500	39.47
09/20/2019	980	38.92

Owl Creek Special Situations

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
09/10/2019	7,086	37.78
09/10/2019	2,500	37.95
09/10/2019	1,052	37.65
09/10/2019	600	37.74
09/11/2019	12,483	39.50
09/11/2019	7,800	40.37
09/12/2019	2,700	39.85
09/12/2019	4,162	39.89
09/13/2019	4,997	39.44
09/16/2018	19,518	39.40
09/17/2019	400	39.20
09/18/2019	1,099	39.40
09/19/2019	800	39.47
09/20/2019	1,452	38.92
09/26/2019	700	35.19
09/26/2019	14,909	35.36
09/27/2019	10,924	35.58
09/30/2019	2,300	35.53
10/03/2019	3,316	37.98
10/07/2019	12,951	37.83
10/08/2019	6,300	36.94
10/08/2019	2,600	37.23
10/08/2019	100	36.97